Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 3 DATED APRIL 4, 2019
TO THE OFFERING CIRCULAR DATED FEBRUARY 27, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated February 27, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 1, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update

Asset Update

Controlled Subsidiary Investment – RPQ Delaware, LLC

On January 7, 2016, we acquired ownership of Class B Units (the “Units”) of RPQ Delaware, LLC, a Delaware limited liability company (“RPQ”), which is managed by Evergreen Housing Development Group, LLC, a Washington limited liability company (“Evergreen”), for the purchase price of $2,000,000, which is the initial stated value of the Units.  Evergreen used the proceeds from the sale of the Units to refinance a stabilized 228-unit garden style multifamily apartment property located at 3003 Queensgate Drive, Richland, WA 99352 (the “Property”).  On November 5, 2018, RPQ paid off $1,900,000 of the original investment, and on March 29, 2019, RPQ paid off the remaining $100,000 of the investment. All preferred return payments have been paid in full during the investment period, and the investment has yielded an internal rate of return of approximately 13.0% through March 29, 2019.